17 State Street         Phone: 212-785-3985
New York, NY 10004      Fax: 212-202-4916

January 30, 2006

United States Securities and Exchange Commission
Washington, DC 20549-0306
Attn: Blaise Rhodes, Mail Stop 3561

Re:	Enigma Software Group, Inc.
Item 4.01 Form 8K
Filed 1/24/06
File No. 000-50561

Dear Mr. Rhodes:

We are in receipt of your comment letter dated January 26, 2006 regarding our Form 8-K filing. We appreciate you assistance in our compliance with applicable disclosure requirements and agree with your two comments; specifically, disclosure of nature of the accountant’s report for each of the past two years and the absence of an electronic signature on Exhibit 16.1.

These two items were omitted in the original Form 8K due to oversights on our part. Attached is a marked copy of Form 8K/A amending the original Form 8K, which is responsive to your two comments.

Enigma Software Group, Inc. acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosures in its filings;

•	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are providing this cover letter keying our response to your comments and the marked copy of Form 8K/A in order to facilitate your review. Please direct any additional comments to my attention at 212.785.3985 ext 33, or by e-mail to richard@enigmasoftware.com.

Sincerely,

/s/ Richard M. Scarlata

Richard M. Scarlata
Chief Financial Officer

cc: Colorado Stark, Alvin Estevez